82-00277

Regulatory Announcement

RECEIVED
2006 AUG -8 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 31-Jul-06
Number	9648G

RNS Number:9648G
Tesco PLC
31 July 2006


06015823

SUPPL

SCRIP DIVIDEND SHARES - DIRECTORS & PDMRs

31 July 2006

Tesco PLC

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Tesco PLC has today been notified that on 14 July 2006, the director listed below became entitled to Ordinary shares of 5p each in the Company, at a price of 318.15p per share, under the Scrip Dividend Scheme:

Director	Number of shares
Dr. H Einsmann	1834

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report 

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:21 26-Jul-06
Number	7937G

Tesco PLC announces that on 26 July 2006 it purchased from JPMorgan Cazenove 2,000,000 ordinary shares at an average price of 361.49 pence per share. The purchased shares will be cancelled.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. *Any news item (including any prospectus) which is addressed solely to the persons* and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report 

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	15:23 26-Jul-06
Number	7801G

RNS Number:7801G
Tesco PLC
26 July 2006

SCRIP DIVIDEND SHARES - DIRECTORS & PDMRs

26 July 2006

Tesco PLC

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Tesco PLC has today been notified that on 14th July 2006, the Directors and persons discharging managerial responsibilities ('PDMRs') below became entitled to Ordinary shares of 5p each in the Company, at a price of 318.15p per share, under the Scrip Dividend Scheme:

Director	PDMR No of Shares
T P Leahy (including family interests)	74029
D T Potts	36826
T J R Mason (including family interests)	33544
A Higginson	34219
R W P Brasher	4219
P A Clarke	30210
R Chase	991
Lucy Neville-Rolfe	3817

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close